[CAMPBELL RESOURCES INC. LOGO]

                                  PRESS RELEASE
                              For immediate release

                          CAMPBELL RESOURCES ANNOUNCES
                            ITS THIRD QUARTER RESULTS

MONTREAL, NOVEMBER 12, 2003 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) reports a net earning of $0.6 million or $0.01 per share, compared with a net loss of $2.9 million ($0.07 per share) for the same period in 2002. The net loss for the first nine months of 2003 was $3.7 million ($0.08 per share) compared to $4.1 million dollars ($0.11 per share) for the corresponding period of 2002.

Metal sales for the third quarter of 2003 were $6.0 million compared to $3.6 million for the comparable period in 2002. The average gold price realized during the quarter was US$368 (CDN$506) compared to US$317 (CDN$500) for the third quarter of 2002. In the third quarter of 2003, the Joe Mann Mine produced 12,173 ounces of gold and 227,000 pounds of copper compared to 7,714 ounces of gold and 141,000 pounds of copper for the third quarter of 2002. During the third quarter, 43,741 tons of ore were milled (for a total of 142,616 tons year to date) compared to 40,133 tons for the corresponding period of 2002. The average gold grade of the output of the third quarter was 0.296 oz. per ton compared to 0.217 oz. per ton for the comparable period in 2002. Mill recovery rates were 94% for gold and 97% for copper, compared to 88% and 94% in the third quarter of 2002. The cash operating cost per ounce in the third quarter of 2003 was US$296 compared to US$390 for the corresponding period of 2002. Depreciation for the third quarter of 2003 related to production at the Joe Mann Mine was $1.338 million or CDN$110.00 per ounce of gold produced compared with $1.226 million and CDN$157.64 per ounce for the corresponding period of 2002.

Year-to-date metal sales were $16,825,000 from production of 34,306 ounces of gold and 636,000 pounds of copper. Commercial production resumed at the Joe Mann Mine in April 2002. The cash operating cost per ounce was US$336 for the first nine months of 2003. The average mill recovery rates for the year to date were 93% for gold and 95% for copper compared to 84% and 89% for the 6 months of operation in 2002.

Other income includes an additional gain of $844,000 in the third quarter, reflecting a US$600,000 note, received on the sale of a Mexican subsidiary becoming payable to the Company in August. For the year to date, other income of $2.0 million includes a gain of $1.2 million from the sale of the Mexican subsidiaries, a gain of $0.6 million on the exchange rate and a gain of $0.1 million on the sale of short-term investments. For the nine months ended September 30, 2002, other income was $1.1 million including $0.7 million provided by the recovery of gold from the cleaning of the Campbell mill and $0.2 million gain on foreign exchange.

At September 30, 2003, cash and cash equivalents were $7.6 million compared to $3.4 million at December 31, 2002. Operating activities for the third quarter 2003 generated cash of $1.1 million and used $1.0 million for the year to date before non-cash items. Higher gold grades and an improvement in recovery at the Joe Mann Mine have contributed to increase the cash flow in the third quarter of 2003.

In the third quarter of 2003, Campbell generated gross proceeds of $7.5 million from three private placements, at prices varying between $0.45 and $0.75 per share. Proceeds from these private placements will permit continued development of the Copper Rand Mine and further exploration at the Joe Mann Mine.

During the quarter, the Company repaid $0.7 million in long-term debt including $670,000 to Investissement Quebec on the 2001 loan for the Joe Mann Mine. Two quarterly payments remain on this loan, a repayment of $670,000 in November 2003 and a final repayment of $207,000 due in February 2004.

COPPER RAND

After having suspended development work in the third quarter to allow for a restructuring of the financing of Corporation Copper Rand Inc., work at the Copper Rand mine resumed in October 2003. With the restructuring of financing, the three institutional partners in Corporation Copper Rand Inc. have converted a total of 50% issued and outstanding shares into Campbell shares at a price of $1.025 per share. Campbell now holds 76% of the shares in Copper Rand. Campbell will invest $7 million in the development of the Copper Rand project and will repay $10,000,000, plus accrued interest, on the loan granted to Corporation Copper Rand by issuing 10,450,211 Campbell shares at a price of $1.025 per share. An additional financing will be sought in 2004 in order to complete development and resume commercial production by the fourth quarter of 2004.

OUTLOOK

Campbell expect to produce approximately 46,000 ounces of gold for the year 2003. In spite of the contribution from the West Zone, lower output from the East Zone and minimal contribution from the thermal fragmentation process have contributed to this reduced forecast.

Development of the West Zone is continuing with the objective of commencement of production in the 2nd quarter 2004. The thermal fragmentation process has experienced numerous difficulties in its start-up. A sustained effort by all concerned is contributing to the identification of solutions and improvement in output. Work is on-going.

Exploration activities have resumed in the West Zone of the Joe Mann Mine. In addition, surface exploration will be initiated in the coming weeks with a focus on the targets identified during the 2002 airborne magnetic survey (Megatem) and the exploration targets in the vicinity of the Joe Mann Mine.

Campbell continues its progress in the pursuit of its objectives. The increased ownership in the Copper Rand project will contribute to Campbell's increasing exposure to a better environment for gold and copper prices. The combined output from the Copper Rand project and the Joe Mann Mine will exceed 100,000 ounces of gold and 20,000,000 lbs. of copper beginning in 2005. The resulting cash flow will enable Campbell to pursue the development of its other properties.


                                     - 30 -

Forward-Looking Statements
Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

FOR MORE INFORMATION :

CAMPBELL RESOURCES INC.
Andre Fortier
President and Chief Executive Officer
Tel.: 514-875-9037
Fax:  514-875-9764
afortier@campbellresources.com


RENMARK FINANCIAL COMMUNICATIONS INC.
Henri Perron, hperron@renmarkfinancial.com
John Boidman, jboidman@renmarkfinancial.com
Media: Dominic Sicotte: dsicotte@renmarkfinancial.com
Tel.: 514-939-3989
Fax:  514-939-3717
www.renmarkfinancial.com



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CAMPBELL RESOURCES INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Expressed in thousands of Canadian dollars)




For the three months ended                            SEPTEMBER 30    December 31
                                                          2003           2002
                                                      ------------    -----------
                                                           $              $


ASSETS

Current assets
   Cash and cash equivalents                               7,589          3,432
   Restricted cash                                           234             --
   Short-term investments at market value                    503            315
   Receivables                                             5,209          3,718
   Settlements receivables                                 3,401          4,161
   Notes receivable                                          590          1,903
   Inventories of ore and supplies                         3,308          3,040
   Prepaids                                                  320            555
                                                         -------        -------
                                                          21,154         17,124

Notes receivable                                          26,145         26,735
Investment                                                 6,267          6,447
Restricted deposits and swap agreement                    49,105         48,900
Future income tax                                          1,944          2,350
Mining interests                                          21,939         25,833
Accrued benefit assets                                     2,274          1,732
Other assets                                               2,377          2,612
                                                         -------        -------
                                                         131,205        131,733
                                                         =======        =======

LIABILITIES

Current liabilities
   Accounts payable                                        5,697          6,280
   Accrued liabilities                                     3,588          3,140
   Current portion of long-term debt                       1,147          2,698
                                                         -------        -------
                                                          10,432         12,118

Reclamation and site restoration accruals                  6,500          6,500
Long term debt                                            55,897         56,468
Future income tax                                          1,944          2,350
Deferred royalty                                          30,694         31,835
Other liabilities                                             --            102
                                                         -------        -------
                                                         105,467        109,373
                                                         -------        -------

SHAREHOLDERS' EQUITY

   Capital stock                                          37,071         30,013
   Warrants                                                  258          1,339
   Deficit                                               (11,591)        (8,992)
                                                         -------        -------
                                                          25,738         22,360
                                                         -------        -------
                                                         131,205        131,733
                                                         =======        =======

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Expressed in thousands of Canadian dollars except per share amounts)


                                           THREE MONTHS ENDED     NINE MONTHS ENDED
                                              SEPTEMBER 30          SEPTEMBER 30
                                           ------------------    ------------------
                                            2003        2002      2003        2002
                                           ------      ------    ------      ------
                                              $           $         $         $


METAL SALES                                  6,050      3,620     16,825      7,336

Expenses
   Mining                                    4,513      4,970     16,452      8,312
   General administration                      474        418      1,321      1,487
   Depreciation and amortization             1,341      1,229      4,366      2,690
   Restoration                                  --         --         --         67
   Care and maintenance                         (2)        --         93        124
                                           -------    -------    -------    -------
                                             6,326      6,617     22,232     12,680
                                           -------    -------    -------    -------

Loss before the following items               (276)    (2,997)    (5,407)    (5,344)
                                           -------    -------    -------    -------

Interest expense on long-term debt             (99)      (204)      (463)      (462)
Interest income                                450        378      1,332        815
Amortization of deferred charges              (118)       (68)      (353)      (101)
                                           -------    -------    -------    -------
Loss from operations                           (43)    (2,891)    (4,891)    (5,092)
                                           -------    -------    -------    -------

Other income (expense)
   Other income                                829         37      1,990      1,046
   Loss on repurchase of royalty                --         --       (559)        --
   Share of loss of affiliate                 (169)       (27)      (179)       (50)
                                           -------    -------    -------    -------
                                               660         10      1,252        996
                                           -------    -------    -------    -------
Earning (loss) before taxes                    617     (2,881)    (3,639)    (4,096)

Income and mining tax recovery (expense)       (17)       (20)       (41)       (46)
                                           -------    -------    -------    -------

NET EARNING (NET LOSS)                         600     (2,901)    (3,680)    (4,142)
                                           =======    =======    =======    =======

EARNING (LOSS) PER SHARE                      0.01      (0.07)     (0.08)     (0.11)
                                           =======    =======    =======    =======




CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF DEFICIT (UNAUDITED)
(Expressed in thousands of Canadian dollars except per share amounts)

                                       THREE MONTHS ENDED    NINE MONTHS ENDED
                                          SEPTEMBER 30          SEPTEMBER 30
                                       ------------------    ------------------
                                        2003        2002       2003       2002
                                       -------     ------    -------     ------
                                         $           $          $          $


BALANCE AT BEGINNING OF PERIOD         (12,191)    (5,096)    (8,992)    (3,855)
Expired warrants                            --         --      1,081         --
Net earning (net loss)                     600     (2,901)    (3,680)    (4,142)
                                       -------     ------    -------     ------

BALANCE AT END OF PERIOD               (11,591)    (7,997)   (11,591)    (7,997)
                                       =======     ======    =======     ======